SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER	001-10006

CUSIP NUMBER	359360104

(Check One) | |   Form 10-K   |  |   Form 20-F   |  |   Form 11-K
| X|   Form 10-Q   |  |   Form 10-D   |  |   Form N-SAR   |  |  Form N-CSR

For the period ended: March 31, 2006

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form N-SAR

For the transition period ended:

Read attached Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which notification relates:

PART I-REGISTRANT INFORMATION
Full name of Registrant: Former name if applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	Frozen Food Express Industries, Inc. 1145 Empire Central Place Dallas, Texas 75247

PART II-RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

| |
(a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in filings with the Commission, in February 2006 the Audit Committee of the Company's Board of Directors received certain information regarding unsubstantiated allegations relating to questionable billing practices and certain other operational matters. Regarding the matters contained in the allegations, the Audit Committee has, among other things, (i) conducted an investigation relating to the allegations and (ii) taken such action and made such recommendations as the Audit Committee deems appropriate.

The investigation is now substantially complete. Because of the amount of time devoted by key members of the Company’s finance and accounting team in support of the Audit Committee investigation and an ongoing review of its internal controls over financial reporting, the Company is unable to file its Quarterly Report on Form 10-Q for the three months ended March 31, 2006 within the prescribed time period.

As of the date of this filing, the Company has not yet filed its Annual Report on Form 10-K for the year ended December 31, 2005. On March 17, 2006, the Company filed a 12b-25 notice of late filing with regard to the 2005 Form 10-K. At this time, the Company expects to file its Annual Report on Form 10-K on or before June 16, 2006 and its Quarterly Report on Form 10-Q on or before June 30, 2006.

This report contains information and forward-looking statements that are based on our current beliefs and expectations and assumptions we made based upon information currently available. Forward-looking statements include statements relating to our plans, strategies, objectives, expectations, intentions, and adequacy of resources, and may be identified by words such as "will", "could", "should", "believe", "expect", intend", "plan", "schedule", "estimate", "project" and similar expressions. These statements are based on current expectations and are subject to uncertainty and change.

Although we believe that the expectations reflected in such forward-looking statements are reasonable, actual results could differ materially from the expectations reflected in such forward-looking statements. Should one or more of the risks or uncertainties underlying such expectations not materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those we expect.

Factors that are not within our control which could contribute to such differences and may have a bearing on operating results include demand for our services and products, and our ability to meet that demand, which may be affected by, among other things, competition, weather conditions and the general economy, the availability and cost of labor, our ability to negotiate favorably with lenders and lessors, the effects of terrorism and war, the availability and cost of equipment, fuel and supplies, the market for previously-owned equipment, the impact of changes in the tax and regulatory environment in which we operate, operational risks and insurance, risks associated with the technologies and systems used and the other risks and uncertainties described elsewhere in our filings with the Securities and Exchange Commission. We do not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART IV-OTHER INFORMATION

     (1)   Name and telephone number of person to contact in regard to this notification:

Thomas G. Yetter	214	819-5595

(Name)	(Area Code)	(Telephone Number)

     (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
| |   Yes   |X |   No   If the answer is no, identify report(s)

The Company has not yet filed its Annual Report on Form 10-K for the year ended December 31, 2005.

     (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|   Yes   |  |   No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended March 31, 2005, the Company reported total revenue of $118.0 million, of which $10.8 million was from fuel adjustment charges. For the same three months of 2006, total revenue is expected to approximate $128.4 million, of which $17.0 million is expected to be from fuel adjustment charges.

For the three months ended March 31, 2005, the Company reported net income of $3.3 million and net income per diluted share of common stock of $0.18. For the first three months of 2006, net income is expected to range between $1.8 million and $2.4 million and net income per diluted share is expected to range between $0.09 and $0.13. During the three months ended March 31, 2006, expenses associated with the Audit Committee investigation are expected to approximate $1.5 million. Such expenses were not present during the first three months of 2005. Results for the first three months of 2006 are also expected to be negatively impacted by higher costs associated with work-related injuries and accident claims, as compared to the comparable three months of 2005. Such claims are reflected in the foregoing expectations regarding the first quarter of 2006.

Frozen Food Express Industries, Inc.

Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 11, 2006	By:	/s/ Stoney M. Stubbs, Jr. Stoney M. Stubbs, Jr. Chairman and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).